03011470

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chittenden Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Burlington Square
(No. and Street)

Burlington (City) Vermont (State) 05401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Keefe (802) 660-2157
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH, D.C. 165 SECTION

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Keefe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chittenden Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chittenden Securities, Inc.

(a wholly owned subsidiary of
Chittenden Trust Company)
Financial Statements and Supplemental
Schedules for the Year Ended
December 31, 2002

Chittenden Securities, Inc.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors and Stockholder of
Chittenden Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Chittenden Securities, Inc., (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying statements of computation of net capital under SEC rule 15c3-1, computation for determination of reserve requirements under SEC rule 15c3-3, and information relating to possession or control requirements under SEC rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 21, 2003

Chittenden Securities, Inc.
Statement of Financial Condition
December 31, 2002

Assets	
Assets:	
Cash and cash equivalents	$ 435,068
Cash restricted for customers	7,469
Deposit with clearing broker-dealer (restricted cash)	108,400
Commissions receivable from customers	30,800
Prepaid expenses	14,804
Other assets	3,300
Total assets	$ 599,841
Liabilities and Stockholder's equity	
Liabilities:	
Payable to Parent (Note 5)	$ 487
Payable to clearing broker	7,469
Accrued payroll and other liabilities	7,006
	14,962
Commitments and contingencies	
Stockholder's equity (Note 3):	
Common stock, $1.00 par value	
Authorized - 100 shares issued and outstanding - 1 share	1
Additional paid-in capital	1,025,999
Accumulated deficit	(441,121)
Total stockholder's equity	584,879
Total liabilities and stockholder's equity	$ 599,841

The accompanying notes are an integral part of these financial statements.

Chittenden Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2002

Revenues:	
Commissions	$ 2,249,504
Interest and dividend income	7,576
Total revenues	2,257,080
Expenses:	
Management fee (Note 5)	1,733,221
Salaries and related expenses	345,293
Clearing expenses	329,393
Fees and licenses	11,232
Travel	15,688
Legal and professional	13,200
Other expenses	9,300
Total expenses	2,457,327
Net loss before income taxes	(200,247)
Income Tax Benefit (Note 4)	70,086
Net loss	$ (130,161)

The accompanying notes are an integral part of these financial statements.

Chittenden Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock Shares Issued	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2001	1	$ 1	$ 925,999	$ (310,960)	$ 615,040
Contribution by Parent (Note 3)	-	-	100,000	-	100,000
Net loss	-	-	-	(130,161)	(130,161)
Balance at December 31, 2002	1	$ 1	$ 1,025,999	$ (441,121)	$ 584,879

The accompanying notes are an integral part of these financial statements.

Chittenden Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (130,161)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in:	
Restricted cash - clearing broker	(1,264)
Commissions receivable from customers	50,085
Miscellaneous receivable	8,236
Prepaid expenses	(13,760)
Payable to Parent	(76,923)
Accrued payroll and other liabilities	6,332
Cash restricted for customers	(7,469)
Net cash used in operating activities	(164,924)
Cash flows from financing activities:	
Additional capital contributed by Parent	100,000
Net cash provided by financing activities	100,000
Net increase in cash	(64,924)
Cash, beginning of period	499,992
Cash, end of period	$ 435,068
Supplemental cash flow disclosures:	
Income tax refunds received from Parent, net	$ 73,488
Interest paid	$ -

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Organization

Nature of Operations

Chittenden Securities, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Vermont Corporation and a wholly owned subsidiary of Chittenden Trust Company (the "Parent"). The Company provides brokerage services consisting of purchases and sales in mutual funds, equity securities, debt securities and annuities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosures of contingent assets and liabilities at the date of the financial statements and (iii) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue

Revenue is recorded during the period in which services are performed. Commission income and expenses related to customer security transactions are recognized on a trade-date basis.

Clearing Expenses

The Company uses Legg-Mason Wood Walker, Inc. (Legg-Mason) as its clearing broker. Clearing fees are recorded on an accrual basis.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax payable or receivable calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Since the Parent has been able to absorb the tax losses generated by the Company in its consolidated return, the Company has recognized a full tax benefit for its operating losses. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair value, because of the short maturity of the instruments.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. During 2002, the Parent contributed an additional $100,000 to the Company. At December 31, 2002, the Company had net capital of $338,245, which was $88,245 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .022 to 1.

In the normal course of business, the Company holds funds on behalf of customers before remitting them to its clearing broker-dealer and, as a result, the Company is subject ot the reserve requirements of SEC Rule 15c3-3.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent and in the consolidated state tax return filed by nonbank affiliates of Chittenden Corporation, parent of Chittenden Trust Company. Federal and state income taxes are calculated as if the Company filed separate income tax returns.

The current and deferred portions of the income tax benefit included in the statement of operations as determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, are as follows:

	Current	Deferred	Total
Federal	$ 70,086	$ -	$ 70,086
State	-	-	-
	$ 70,086	$ -	$ 70,086

Income tax benefit is provided at a federal statutory rate of 35%.

5. Related Party Transactions

The Parent provides the Company with office facilities and equipment and performs various general and administrative services and incurs other expenses on behalf of the Company. In return for these services, the Parent charges a management fee to the Company. This fee is equal to the greater of $50 per month or 80% of the brokerage service gross income received, less certain commissions directly generated by Company employees each month. Total management fee expense for 2002 was $1,733,221 and is included in the accompanying statement of operations.

6. Commitments and Contingent Liabilities

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the clearing agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligation. It is the Company's operating policy that counterparties maintain adequate account balances prior to the execution of a security transactions. During 2002, the Company did not incur such charges.

Chittenden Securities, Inc.
Schedule I
Computation of Net Capital under SEC Rule 15c3-1
December 31, 2002

Net Capital:	
Total stockholder's equity	$ 584,879
Deductions:	
Nonallowable assets	18,104
Prepaid expenses, miscellaneous receivables and other assets	
Haircuts on securities	
Investment securities 2% reserve	
Ownership equity not allowable	8,530
Deductible on insurance bond	220,000
Net capital	$ 338,245
Aggregate indebtedness:	
Payable to parent	$ 487
Accrued payroll and other liabilities	7,005
Aggregate indebtedness	$ 7,492
Computation of basic net capital requirement:	
Minimum net capital required - minimum dollar requirement equal to the greater of $250,000 or 6.66% of aggregate indebtedness	$ 250,000
Net capital in excess of requirement	$ 88,245
Ratio of aggregate indebtedness to net capital	$ 0.022-to-1

The computation of net capital above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A-5 December 31, 2002.

Chittenden Securities, Inc.
Schedule II
Computation for Determination of Reserve Requirements for Broker-Dealers under SEC Rule 15c3-3
December 31, 2002

Credit balances:		
Total credit balances in Company's customer accounts to be remitted to clearing broker-dealer	$	7,469
Total credit items	$	7,469
Debit balances:		
Debit items	$	-
Total debit items	$	-
Reserve computation:		
Excess of total credits over total debits	$	7,469
Required reserve percentage		105 %
Required deposit (was funded on January 2, 2003, as allowed by Rule 15c3-3)	$	7,843

The computation for determination of reserve requirements above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A-5 at December 31, 2002.

Chittenden Securities, Inc.
Schedule III
Information for Possession or Control Requirements under SEC Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ -
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	$ -
A. Number of items	None

The information relating to possession or control requirements above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A-5 at December 31, 2002.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

To the Board of Directors of Chittenden Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Chittenden Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 21, 2003